EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2007	2006	2007	2006
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$172,976	$195,554	$295,214	$348,361
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	13,791	17,651	26,392	31,940

Earnings as defined	$186,767	$213,205	$321,606	$380,301

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$10,729	$15,537	$20,930	$27,690
Interest capitalized	33	28	122	28
Portion of rental expense representative of the interest factor	3,062	2,114	5,462	4,250
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$13,844	$17,699	$26,554	$32,008

RATIO OF EARNINGS TO FIXED CHARGES	13.49	12.05	12.11	11.88